May 11, 2017

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: David Lin

Re:	Southern National Bancorp of Virginia, Inc. (the “Company”) Registration Statement on Form S-4 (File No. 333-217163), as amended (the “Registration Statement”)

Dear Mr. Lin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as amended, effective under the Securities Act at 3:30 p.m., Eastern Time, on Thursday, May 11, 2017, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, the Company hereby acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

By:	/s/ William H. Lagos
William H. Lagos
Senior Vice President and Chief Financial Officer